SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, DC  20549

_________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) 1

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[  ]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[x]

Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). J. Michael Chu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ x] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	10,843,502 10,843,502
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,843,502 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 8.7%
12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Scott A. Dahnke
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	10,843,502 10,843,502
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,843,502 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 8.7%
12. Type of Reporting Person (See Instructions) IN

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). CP6 Management, L.L.C.86-1170980
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	10,843,502 10,843,502
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,843,502 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 8.7%
12. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Catterton Managing Partner VI, L.L.C.20-3514375
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	10,843,502 10,843,502
9. Aggregate Amount Beneficially Owned by Each Reporting Person 10,843,502 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 8.7%
12. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Catterton Partners VI – Kangaroo, L.P.74-3207678
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	7,478,277 7,478,277
9. Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,277 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 6.0%
12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only). Catterton Partners VI – Kangaroo Coinvest, L.P.74-3207675
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	3,365,225 3,365,225
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,365,225 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 2.7%
12. Type of Reporting Person (See Instructions) PN

Cusip No. 094235108

13G

Page 7 of 13 pages

Schedule 13G

Common Stock

CUSIP No. 0942355108

Item 1(a)

Name of Issuer:

Bloomin’ Brands, Inc. (the “Issuer”)

Item 1(b)

Address of Issuer’s Principal Executive Offices:

2202 North West Shore Boulevard, Suite 500

Tampa, Florida 22607

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton Managing Partner VI, L.L.C.

Catterton Partners VI – Kangaroo, L.P.

Catterton Partners VI – Kangaroo Coinvest, L.P.

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)

CUSIP Number: 094235108

Cusip No. 094235108

13G

Page 8 of 13 pages

Item 3.

Not applicable

Item 4

Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 124,482,148 shares outstanding on November 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013.

Reporting Person	Amount Beneficially Owned	Percent of Class:	Sole Power to vote or direct the vote:	Shared Power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Michael Chu	10,843,502	8.7%	0	10,843,502	0	10,843,502
Scott A. Dahnke	10,843,502	8.7%	0	10,843,502	0	10,843,502
CP6 Management, L.L.C.	10,843,502	8.7%	0	10,843,502	0	10,843,502
Catterton Managing Partner VI, L.L.C.	10,843,502	8.7%	0	10,843,502	0	10,843,502
Catterton Partners VI – Kangaroo, L.P.	7,478,277	6.0%	0	7,478,277	0	7,478,277
Catterton Partners VI – Kangaroo Coinvest, L.P.	3,365,225	2.7%	0	3,365,225	0	3,365,225

Catterton Partners VI - Kangaroo, L.P. (“Catterton Partners VI”), a Delaware limited partnership, and Catterton Partners VI - Kangaroo Coinvest, L.P. (“Catterton Partners VI, Coinvest”), a Delaware limited partnership, are the record holders of 7,478,277 shares and 3,365,225 shares of Common Stock, respectively.  Catterton Managing Partner VI, L.L.C. (“Catterton Managing Partner VI”), a Delaware limited liability company, is the general partner of Catterton Partners VI and Catterton Partners VI, Coinvest.  CP6 Management, L.L.C. (“CP6 Management,” and together with Catterton Partners VI, Catterton Partners VI, Coinvest, and Catterton Managing Partner VI collectively, “Catterton Partners and Related Funds”), a Delaware limited liability company, is the managing member of Catterton Managing Partner VI and as such exercises voting and dispositive control over the shares held of record by Catterton Partners VI and Catterton Partners VI, Coinvest.  The management of CP6 Management is controlled by a managing board.  J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton Partners and Related Funds.  Mr. Chu and Mr. Dahnke both disclaim beneficial ownership of any of the shares held of record and beneficially owned by Catterton Partners and Related Funds.

The Reporting Persons are parties to certain arrangements relating to the disposition of shares of Common Stock with BCIP Associates – G, BCIP TCV, LLC, Bain Capital Integral Investors 2006, LLC, Bain Capital (OSI) IX, L.P.,  Bain Capital (OSI) IX Coinvestment, L.P., Chris Sullivan, the Chris T. Sullivan Foundation and CTS Equities Limited Partnership.  As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of February 14, 2014, such persons collectively own 67,123,573 shares of Common Stock, or 53.9% of the outstanding shares of Common Stock.

Cusip No. 094235108

13G

Page 9 of 13 pages

Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

Cusip No. 094235108

13G

Page 10 of 13 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 14, 2014

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI - Kangaroo, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Cusip No. 094235108

13G

Page 11 of 13 pages

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock beneficially owned by each of them of Bloomin’ Brands, Inc. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2014.

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton Managing Partner VI - Kangaroo, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person